KAIXIN AUTO HOLDINGS

9/F, Tower A, Dongjin International Center, Huagong Road

Chaoyang District, Beijing 100015, People’s Republic of China

February 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Kaixin Auto Holdings Registration Statement on Form F-3, as amended Initially Filed on August 4, 2021 File No. 333-258450

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kaixin Auto Holdings hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 4:30 p.m. ET on February 16, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Mingjun Lin
Mingjun Lin
Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC